Exhibit 99.1

CHAIRMAN’S LETTER AND NOTICE OF ANNUAL MEETING BUENOS AIRES, ARGENTINA NOVEMBER 18, 2021

DESPEGAR.COM, CORP.

COMMERCE HOUSE, WICKHAMS CAY 1

ROAD TOWN, TORTOLA

BRITISH VIRGIN ISLANDS

To Our Valued Shareholders:

I am pleased to invite you to attend the 2021 Annual Meeting of Shareholders of Despegar.com, Corp. (the “Company”). The meeting will be held at 1:00 p.m. (Buenos Aires local time) on Friday, December 3, 2021 at the Company’s office located at Juana Manso 999, Ciudad Autónoma de Buenos Aires, Argentina C1107CBR. Due to the COVID-19 pandemic, we have also opted to hold the meeting in a virtual format. You will be able to attend the Annual Meeting online and vote your shares electronically during the Annual Meeting via a live audio webcast by visiting https://meetnow.global/MZLDCSP.

Attached to this letter are a Notice of Annual Meeting of Shareholders and Proxy Statement, which describe the business to be conducted at the meeting. This Proxy Statement and the enclosed proxy card are first being sent to shareholders on or about November 18, 2021. We urge you to read the accompanying materials regarding the matters to be voted on at the meeting and to submit your voting instructions by proxy.

Whether or not you plan to attend the meeting, your vote is important to us. You may vote your shares by proxy before the meeting on the Internet, by telephone or by completing, signing and promptly returning a proxy card, or you may vote via the Internet at the meeting. We encourage you to vote by Internet, by telephone or by proxy card in advance even if you plan to attend the meeting. By doing so, you will ensure that your shares are represented and voted at the meeting.

As the date of the meeting approaches, if we have not received your vote, you may receive a phone call from a representative of Georgeson LLC (“Georgeson”), the Company’s proxy solicitor, reminding you to exercise your right to vote. Should you have any questions with respect to voting your shares, please call our proxy solicitor, Georgeson, at 1-888-658-5755 from the US, US territories and Canada or 1-781-575-2137 if you are outside the US, US territories and Canada.

Thank you in advance for your participation and your consideration in this important matter.

Sincerely,

Nilesh Lakhani

Chairman of the Board

DESPEGAR.COM, CORP.

(BVI COMPANY NUMBER 1936519)

(the “Company”)

NOTICE OF 2021 ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2021 Annual Meeting (the “Meeting”) of the shareholders of Despegar.com, Corp. (the “Company”) will be held at the Company’s office located at Juana Manso 999, Ciudad Autónoma de Buenos Aires, Argentina C1107CBR. at 1:00 p.m. (Buenos Aires local time) on Friday, December 3, 2021. Due to the COVID-19 pandemic, we have also opted to hold the meeting in a virtual format. You will be able to attend the Annual Meeting online and vote your shares electronically during the Annual Meeting via a live audio webcast by visiting https://meetnow.global/MZLDCSP.

The Meeting is being held for the following purposes:

AGENDA

1.

To consider and if thought appropriate re-elect Michael James Doyle II as a Class I Director of the Company, to hold office for a further term of three years (until the conclusion of the Company’s annual meeting of shareholders in 2024).

2.

To consider and if thought appropriate elect Jon Gieselman as a Class I Director of the Company, to hold office for a term of three years (until the conclusion of the Company’s annual meeting of shareholders in 2024).

3.	To ratify the re-appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2021.

4.

To consider such other business as may properly come before the Annual Meeting in accordance with the laws of the British Virgin Islands and the articles of association of the Company, and any adjournments or postponements thereof.

RECORD DATE:	You are entitled to receive notice of and vote at the Meeting, or any adjournment, if you were a holder of Ordinary Shares or Series B Preferred Shares of the Company on October 25, 2021.

VOTING BY PROXY:	To ensure your shares are voted, you may vote your shares over the Internet, by telephone or by completing, signing and mailing the enclosed proxy card. Voting procedures are described on the following page and on the proxy card.

By order of the Board of Directors,

Nilesh Lakhani

Chairman of the Board

PROXY VOTING METHODS

If at the close of business on October 25, 2021, you were a shareholder of record of Ordinary Shares or Series B Preferred Shares (i.e. you held shares directly in your name as a “shareholder of record” (also referred to as “registered shareholder”)) you may vote your shares over the Internet at the Meeting. If you were a shareholder of record, you may vote your shares in advance over the Internet, by telephone or by mail. Shareholders of record entitled to attend and vote at the Meeting are entitled to appoint one or more proxies to attend and vote in their stead. A proxy need not be a shareholder of the Company.

Internet and telephone voting facilities will close at 11:59 p.m., Eastern Time, on December 2, 2021, for the voting of shares held by shareholders of record as of the Record Date. Proxy cards with respect to shares held of record must be received no later than December 2, 2021.

If you hold your shares in street name, you may submit voting instructions to your broker, bank or other nominee. In most instances, you will be able to do this over the Internet, by telephone or by mail. Please refer to information from your bank, broker or other nominee on how to submit voting instructions.

To vote by proxy if you are a shareholder of record:

BY INTERNET

•	Go to the website indicated on your proxy card, or scan the QR code on your proxy card with your smartphone, and follow the instructions, 24 hours a day, seven days a week.

•	You will need the account number and control number included on your proxy card to obtain your records and to create an electronic voting instruction form.

BY TELEPHONE

•	From a touch-tone telephone, dial the telephone number indicated on your proxy card and follow the recorded instructions, 24 hours a day, seven days a week.

•	You will need the account number and control number included on your proxy card in order to vote by telephone.

BY MAIL

•	Mark your selections on the proxy card.

•	Date and sign your name exactly as it appears on your proxy card.

•	Mail the proxy card in the enclosed postage-paid envelope provided to you.

YOUR VOTE IS IMPORTANT TO US. THANK YOU FOR VOTING.

Should you have any questions with respect to voting your shares, please call our proxy solicitor, Georgeson, at 1-888-658-5755 from the US, US territories and Canada or 1-781-575-2137 if you are outside the US, US territories and Canada.

CHANGING OR REVOKING YOUR PROXY

Whether you have voted by Internet, telephone or mail, if you are a stockholder of record, you may change your vote and revoke your proxy by:

•	sending a written statement to that effect to Computershare, provided such statement is received no later than December 2, 2021;

•	voting by Internet or telephone at a later time than your previous vote and before the closing of those voting facilities at 11:59 p.m., Eastern Time, on December 2, 2021;

•	submitting a properly signed proxy card, which has a later date than your previous vote, and that is received no later than December 2, 2021; or

•	attending the Meeting and voting in person.

If you hold shares in street name, please refer to information from your bank, broker or other nominee on how to revoke or submit new voting instructions.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

QUORUM; VOTE REQUIREMENTS

We are required to have a quorum of shareholders present to conduct business at the Meeting. The presence in person or by proxy of shareholders holding not less than a simple majority of the votes of the shares entitled to vote on the proposals to be considered at the Meeting constitutes a quorum.

For Proposal No. 1, the election of directors, under our articles of association, directors are elected by a plurality vote, which means that the director nominees with the greatest number of votes cast, even if less than a majority, will be elected. There is no cumulative voting.

For Proposal No. 2, the ratification of the re-appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm, we are seeking a resolution of shareholders approved by the affirmative vote of not less than a simple majority of the votes of those shareholders at the meeting present in person or represented by proxy and entitled to vote and voting on the proposal.

It is important to note that the proposal to ratify the re-appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2021 (Proposal No. 2) is non-binding and advisory. While the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm is not required by our articles of association or otherwise, if our shareholders fail to ratify the selection, we will consider it notice to the Board and the Audit Committee to consider the selection of a different firm.

Abstentions will be counted in determining whether a quorum has been reached. However, only votes cast for a director will be counted for purposes of electing a director and, thus, abstentions generally will not affect the outcome of the election. Only votes cast to ratify the re-appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm will be counted and, thus, abstentions generally will not affect the outcome of the ratification.

If two or more persons are jointly regarded as holders of a share, each of them may be present in person or by proxy at the Meeting, but if such persons are present in person or by proxy they must vote as one.

ATTENDING AND VOTING AT THE MEETING

You will be able to attend the Meeting online by visiting https://meetnow.global/MZLDCSP. You also will be able to vote your shares online by attending the Meeting by webcast. To participate in the Meeting, you will need to review the information included on your proxy card or on the instructions that accompanied your proxy materials.

We recommend that you give yourself ample time to log in before the Meeting begins. Shareholders of record and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed and registered themselves as proxyholders) who participate at the Meeting will be able to listen to the Meeting, ask questions and vote, provided that they are connected to the Internet. For shareholders of record, the control number located on your proxy card or in the email notification you received is your “Control Number” to access the Meeting. Computershare will provide duly appointed proxyholders with a Username by email after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered.

Shareholders will also be able to attend the Meeting physically, although given the COVID-19 pandemic, the Board of Directors strongly encourages shareholders to avoid physical attendance and either vote by proxy in advance of the Meeting or attend the Meeting on-line in accordance with the instructions above. If you choose to attend in person, registration and seating will begin at 12:45 p.m. (Buenos Aires local time). Shareholders and proxyholders will be asked to present valid picture identification, such as a driver’s license or passport and, if applicable, a completed legal proxy form, before being admitted to the Meeting. Upon admission to the Meeting, you will also be required to wear a mask and socially distance from other attendees. If you are a Beneficial Shareholder, you will also need proof of ownership in order to attend the Meeting. A recent brokerage statement or letter from your brokerage firm, bank or other intermediary are examples of proof of ownership. In addition, if you are a Beneficial Shareholder and you intend to vote at the Meeting, you will need to bring your legal proxy from your brokerage firm, bank or other intermediary.

Admission to the Meeting will be reserved for shareholders of the Company or their duly appointed proxies.

If you are a shareholder of record and wish to attend and vote at the Meeting, no action is required ahead of the Meeting.

If you are a “street name” holder and wish to attend and vote at the Meeting, you MUST obtain a valid legal proxy from your brokerage firm, bank or other intermediary and then register in advance to attend the Meeting. Follow the instructions from your broker, bank or other intermediary included with these materials or contact your broker, bank or other intermediary to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other intermediary, you MUST then register to attend the Meeting. To register to attend the Meeting online by webcast you must submit proof of your proxy power (legal proxy) reflecting your share holdings in the Company along with your name and email address to Computershare. Requests for registration must be labeled as “Legal Proxy” and be received no later than 5:00 p.m., Eastern Time, on November 29, 2021.

You will receive a confirmation of your registration by email after Computershare receives your registration materials.

Requests for registration should be directed to Computershare as follows:

By E-Mail:

Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com.

By Mail:

Computershare

Despegar.com, Corp. Legal Proxy

P.O. Box 43001

Providence, RI 02940-3001

Street name holders who have not duly appointed and registered themselves as proxyholder will not be able to attend and vote at the Meeting.

PROPOSAL NO. 1—ELECTION OF DIRECTORS

Our business and affairs are managed by, or under the direction or supervision of, our board of directors. Our board of directors has all the powers necessary for managing, and for directing and supervising, our business and affairs and may exercise all our company powers and do all such lawful acts and things as are not by applicable law or our memorandum and articles of association required to be exercised or done by our shareholders. Accordingly, our board of directors has significant discretion (and, regarding the vast majority of management and governance matters, exclusive discretion) in the management and control of our business and affairs.

Our board of directors currently consists of seven members. Our memorandum and articles of association authorize us to have up to eight directors or such other number of directors as is from time to time fixed by resolution of the board.

Our board of directors is divided into three classes designated as the “Class I Directors,” “Class II Directors” and “Class III Directors” plus a director appointed by the L Catterton as holder of the Series A Preferred Shares of the Company (the “L. Catterton Director”) and a director appointed by Waha Capital as the holder of the Series B Preferred Shares (the “Series B Director”), although no Series B Director is currently appointed. Pursuant to our memorandum and articles of association, each of our directors (other than the L. Catterton Director and Series B Director) is appointed at an annual meeting of shareholders for a period of three years, with each director serving until the third annual meeting of shareholders following his or her election. In addition, Expedia, Inc. (“Expedia”) has the right to designate one individual to be a nominee for election to the board of directors pursuant to a nominating agreement with the Company. Adam Jay is the current director nominated by Expedia.

Our incumbent Class I, II and III Directors are divided among the three classes as follows:

•	the Class I Directors are Adam Jay and Michael James Doyle, and their terms will expire at the Meeting;

•	the Class II Directors are Martín Rastellino and Mario Eduardo Vázquez, and their terms will expire at the annual meeting of stockholders to be held in 2022; and

•	the Class III Directors are Nilesh Lakhani and Damián Scokin, and their terms will expire at the annual meeting of stockholders to be held in 2023.

Adam Jay will not be standing for re-election as a Class I Director at the Meeting, and Jon T. Gieselman has been nominated by Expedia for election as a Class I Director at the Meeting.

Upon the recommendation of the Nomination and Compensation Committee, the Board has considered and nominated Michael James Doyle and Jon T. Gieselman for a three-year term expiring at the Annual Meeting of Shareholders in 2024. Action will be taken at the Meeting for the election of these two Class I director nominees.

Unless otherwise instructed, the persons named in the form of proxy card (the “proxyholders”) included with this Proxy Statement intend to vote the proxies held by them “FOR” the election of the Class I director nominees named above. Each of the nominees have indicated that they will be willing and able to serve as directors. If any of these nominees ceases to be a candidate for election by the time of the Meeting (a contingency which the Board does not expect to occur), such proxies may be voted by the proxyholders in accordance with the recommendation of the Board.

Elections for Class I, II and III Directors will take place by a plurality of the votes of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the election of directors. No Class I, II or III Director may be elected or re-elected at any special meeting of our shareholders. Given the current restrictions related to the COVID-19 pandemic, we cannot assure you that we will not be required to delay or adjourn our annual meeting for 2021 or host an annual meeting that shareholders can only attend remotely or by proxy.

Nominees for Election as Class I Directors

The following information describes the experience and qualifications of each Class I director nominee:

Michael James Doyle has served as a member of the Company’s board of directors since September 2018. Mr. Doyle has served as Chief Financial Officer of Nextdoor, a neighborhood social network based in San Francisco, California, since August 2018. He was Chief Financial Officer of the Company from 2013 until 2018. Prior to becoming the Company’s Chief Financial Officer, Mr. Doyle was the Chief Financial Officer of eLong, Inc, a formerly Nasdaq-listed, online travel company in China. Mr. Doyle was the Chief Financial Officer of Expedia Asia Pacific, a division of Expedia, based in Hong Kong and Seattle. Prior to Expedia, Mr. Doyle worked as Chief Financial Officer of Teledesic, a Seattle-based broadband communications company. Mr. Doyle started his career in the investment banking division of Morgan Stanley & Company in New York and Singapore. He also worked in the private equity direct investment group of GIC, Singapore’s sovereign wealth fund. Mr. Doyle holds a bachelor’s degree in Finance from Southern Methodist University and an MBA from Harvard Business School.

Board Membership Qualifications: Mr. Doyle brings significant knowledge of the Company, as its former Chief Financial Officer, as well as prior experience in senior executive positions, in particular in the field of finance. In addition, Nextdoor, where he currently serves as Chief Financial Officer, became a public company in November 2021.

Jon T. Gieselman has served as the President of Expedia Brands since May 2021, where he is focused on brand marketing, growth marketing and marketing technology services across all Expedia Group consumer brands. Mr. Gieselman has also served as a member of the Board of Directors of Expedia Group since December 2019. Prior to joining Expedia, Mr. Gieselman served as Vice President of Services Marketing at Apple, Inc. beginning in May 2016, where he was responsible for the global marketing and sales functions for Apple’s Services Support Group, which included Apple Music and iTunes. From October 2015 through January 2016, Mr. Gieselman served as Senior Vice President of Marketing at DirecTV, Inc., a direct broadcast satellite service provider having previously served in senior marketing roles at Sears Holding Corporation, Home Shopping Network and Ray-Ban Sunglasses. Mr. Gieselman holds a B.A. from Boston College and an M.B.A. from St. John Fisher College. He was inducted into the American Advertising Federation’s Advertising Hall of Achievement in 2008.

Board Membership Qualifications: Mr. Gieselman will provide valuable expertise in the fields of marketing, advertising and sales, as well as significant experience leading global marketing organizations. In addition, Mr. Gieselman currently serves on the Board of Directors of Expedia.

Board Meeting Attendance

We have the following committees of the Board:

Audit Committee, which consists of Mr. Mario Eduardo Vázquez, Mr. Michael Doyle and Mr. Martín Rastellino, with Mr. Vázquez serving as chair. Messrs. Vázquez, Doyle and Rastellino each satisfy the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Messrs. Vázquez, Doyle and Rastellino qualify as audit committee financial experts within the meaning of applicable SEC rules.

Nomination and Compensation Committee, which consists of, Mr. Dirk Donath, Mr. Nilesh Lakhani and Mr. Martin Rastellino, with Mr. Nilesh Lakhani serving as chair.

Strategy Committee, which consists of Mr. Nilesh Lakhani, Mr. Martín Rastellino, Mr. Michael Doyle and Mr. Dirk Donath, with Mr. Martín Rastellino serving as chair.

Directors are expected to attend annual meetings of shareholders. During fiscal year 2021 to date, the Board held five meetings. During the same time period, the Audit Committee held seven meetings, the Nomination and Compensation Committee held four meetings and the Strategy committee held four meetings. During such time, all of our directors attended at least 90% of the meetings of the Board and committees during the time in which he served as a member of the Board or such committee (including absences due to COVID 19).

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ELECTION

OR RE-ELECTION OF EACH OF THE DIRECTOR NOMINEES NAMED ABOVE.

PROPOSAL NO. 2—RATIFICATION OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

The Audit Committee has appointed PricewaterhouseCoopers LLP to serve as our independent registered public accounting firm for 2021.

Although ratification is not required by our articles of association or otherwise, the Board is submitting the re-appointment of PricewaterhouseCoopers LLP to our shareholders for ratification because we value our shareholders’ views on the Company’s independent registered public accounting firm. If our shareholders fail to ratify the selection, it will be considered as notice to the Board and the Audit Committee to consider the selection of a different firm (although will not require the Board to select a different firm). Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time if it determines that such a change would be in the best interests of the Company and our shareholders.

The shares represented by your proxy will be voted “FOR” the ratification of the re-appointment of PricewaterhouseCoopers LLP unless you specify otherwise.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2021.

Your vote matters – here’s how to vote! You may vote online or by phone instead of mailing this card. Online Go to www.investorvote.com/DESP or scan the QR code — login details are located in the shaded bar below. Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada Save paper, time and money! Using a black ink pen, mark your votes with an X as shown in this example. Sign up for electronic delivery at Please do not write outside the designated areas. www.investorvote.com/DESP Annual Meeting Proxy Card IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. A Proposals — the Board of Directors unanimously recommends that you vote in favor of the election of each of the following nominees as Class I directors and FOR Proposal 2. + 1. Election of Class I Directors: For Against Abstain For Against Abstain 01 - Michael James Doyle II 02 - Jon Gieselman For Against Abstain 2. To ratify the re-appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2021 B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation or partnership, please include the full entity name and state the capacity of the person signing on its behalf. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. 2 1 A M + 03JHBD

DESPEGAR.COM, CORP. Vote By Internet – Go to www.investorvote.com/DESP or scan the QR code with your smartphone. Use the Internet to Juana Manso 999, transmit your voting instructions and for electronic delivery of information. Have your proxy card in hand when you access Ciudad Autónoma de the web site and follow the steps outlined on the website. You will also be able to register here for future electronic Buenos Aires, Argentina delivery of shareholder materials and electronic voting by clicking on the “Go Green” button. C1107CBR Vote By Telephone - You can vote by calling (on a touch tone telephone) 1-800-652-VOTE (8683) from the US, US territories and Canada or 1-781-575-2300 if you are outside the US, US territories and Canada. Follow the instructions provided on the recorded message. You will need your 15-digit control number on your proxy card. Vote by Mail - Mark, date, sign and return the enclosed proxy card, whether or not you plan to physically attend the Meeting. If you are located in the United States, you can return your proxy card by mail in the enclosed postage-paid envelope. If you are located outside the United States, you should add the necessary postage to the enclosed envelope. The 2021 Annual Meeting of Shareholders of Despegar.com, Corp. will be held on Friday, December 3, 2021 at 1:00 p.m. (Buenos Aires local time) at the Company’s office located at Juana Manso 999, Ciudad Autónoma de Buenos Aires, Argentina C1107CBR. Shareholders may also attend and participate in the meeting online by visiting meetnow.global/MZLDCSP. To access the virtual meeting, you must have the information that is printed in the shaded bar located on the reverse side of this form. Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/DESP IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Proxy — DESPEGAR.COM, CORP. + Proxy Solicited on Behalf of the Board of Directors 2021 Annual Meeting of Shareholders I/We, the undersigned, being a shareholder/shareholders of the Company, hereby appoint Alberto López Gaffney, Mariano Scagliarini and Natalia Trucco, or any of them, each with the power of substitution, as my/our Proxy to attend and to vote on my/our behalf at the 2021 Annual Meeting of the Company to be held at 1:00 p.m. (Buenos Aires local time) on Friday, December 3, 2021 and at any adjournments and postponements of the 2021 Annual Meeting. I/We direct that my/our vote(s) be cast or withheld on the proposals as set out in the Notice of Annual Meeting as indicated by an ‘X’ in the appropriate box on the reverse side and, in respect of any proposals where no such indication is made and/or on any other business which may properly come before the 2021 Annual Meeting, in such manner as my/our Proxy thinks fit. Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR Michael James Doyle II and FOR Jon Gieselman and FOR Proposal 2. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the 2021 Annual Meeting and at any adjournments and postponements thereof. (Items to be voted appear on reverse side) C Non-Voting Items Change of Address — Please print new address below. +